(Translation)

RECEIVED

2005 NOV 29 P 1:02

OFFICE OF INTERNATIONAL CORPORATE FINANCE

File No. 82-34816
November 15, 2005

SUPPL

Dear Sirs,

05012899

Name of Company:	SEGA SAMMY HOLDINGS INC.
Name of Representative:	Hajime Satomi, Chairman, President and Representative Director

(Code No. 6460, Tokyo Stock Exchange 1st Section)

Further Inquiry:	Michael Masakimi Hotta, Executive Officer (TEL: 03-6215-9955)

Notice of Adjustment to the Forecast of Operating Results for the Interim Period of the Year Ending March 31, 2006

It is hereby notified that SEGA SAMMY HOLDINGS INC. (the "Company"), taking into consideration its performances up to September 30, 2005, has made further adjustment to the forecast of operating results for the interim period of the year ending March 31, 2006 (from April 1, 2005 to March 31, 2006), which was publicized previously announced on September 29, 2005, as described below:

1. Forecast of operating results (consolidated) for the interim period of the year ending March 31, 2006 (from April 1, 2005 to September 30, 2005):

(JPY million)

	Net Sales	Ordinary Income	Net Income
Forecast announced on September 29, 2005 (A)	243,000	42,000	18,000
Adjusted forecast (B)	248,500	49,400	24,900
Amount of increase or decrease (B-A)	5,500	7,400	6,900
Rate of increase or decrease	2.3%	17.6%	38.3%
(For reference) Interim period for the year ended March 31, 2005	-	-	-

PROCESSED

NOV 30 2005

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<Reasons for the adjustment>

Net sales for the interim period of the year ending March 31, 2006 are expected to amount to JPY248,500 million, up JPY5,500 million from the previously announced forecast, as some titles in the consumer business were launched earlier than planned and sales have increased favorably in the pachislot and pachinko machine business and the amusement equipment business.

With regard to profits, in the consumer business, research and development expenses have decreased and costs have been reduced in the pachislot and pachinko machine business due to reutilization of components. As a result, ordinary income and net income are expected to increase by JPY7,400 million and JPY6,900 million in comparison with the previously announced forecast to amount to JPY49,400 million and JPY24,900 million, respectively.

2. Forecast of operating results (non-consolidated) for the interim period of the year ending March 31, 2006 (from April 1, 2005 to September 30, 2005):

No adjustment has been made to the non-consolidated operating results for the interim period of the year ending March 31, 2006.

3. Forecast of operating results (consolidated and non-consolidated) for the year ending March 31, 2006 (from April 1, 2005 to March 31, 2006):

In the pachislot machine business, the Company has received a good deal of orders for *Aladdin 2 Evolution*, a successor machine to Sammy's historical hit title *Aladdin*, scheduled for shipment in December this year. Additionally, favorable sales of high-value added products in the amusement equipment business, including *Star Horse 2 NEW GENERATION*, and bumper sales of *The King of Beetle "MUSHIKING"* and *Oshare Majo Love and Berry* cards in the amusement facility business are expected to contribute greatly to operating results for the second period of the year ending March 31, 2006.

Currently, business is growing more rapidly than the initial whole-year business plan and the Company has also reviewed the forecast of operating results (consolidated and non-consolidated) for the year ending March 31, 2006 (from April 1, 2005 to March 31, 2006). However, the favorable sales of these products are yet to be confirmed and therefore difficult to be reflected completely in the forecast of operating results. Hence, the whole-year forecast of operating results will be announced officially when it becomes possible to reflect them.

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